CNB Bancorp, Inc.



Our new Saratoga Springs office building

2003 Annual Report

DIRECTORS
CNB Bancorp, Inc. and City National Bank and Trust Company

JOHN C. MILLER .... PRESIDENT, JOHN C. MILLER, INC.
AUTOMOBILE DEALER

ROBERT L. MAIDER .... PARTNER, MAIDER & SMITH ATTORNEYS

WILLIAM N. SMITH .... CHAIRMAN OF THE BOARD,
PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY AND THE SUBSIDIARY BANK

GEORGE A. MORGAN .... VICE PRESIDENT AND SECRETARY OF THE COMPANY
AND EXECUTIVE VICE PRESIDENT, CASHIER AND TRUST OFFICER OF THE SUBSIDIARY BANK

BRIAN K. HANABURGH .... OWNER, D/B/A MCDONALD'S RESTAURANTS
FAST FOOD RESTAURANT

CLARK D. SUBIK .... PRESIDENT, SUPERB LEATHERS, INC.
LEATHER MERCHANDISER

DEBORAH H. ROSE .... (RETIRED) VICE PRESIDENT, HATHAWAY AGENCY, INC.
GENERAL INSURANCE

THEODORE E. HOYE, III .... PRESIDENT, FIRST CREDIT CORP.
FINANCING AND INSURING OF MANUFACTURED HOUSING

TIMOTHY E. DELANEY .... PRESIDENT, DELANEY CONSTRUCTION CORP.
HEAVY/HIGHWAY CONSTRUCTION

RICHARD D. RUBY .... PRESIDENT, RUBY & QUIRI, INC.
HOME FURNISHINGS RETAILER

OFFICERS - CNB Bancorp, Inc.

WILLIAM N. SMITH .... CHAIRMAN OF THE BOARD AND PRESIDENT
GEORGE A. MORGAN .... VICE PRESIDENT AND SECRETARY
MICHAEL J. FRANK .... TREASURER
BRIAN R. SEELEY .... AUDITOR

HONORARY DIRECTORS

LYDON F. MAIDER
LLOYD POLITSCH
RICHARD E. HATHAWAY

PAUL E. SMITH
ROSS H. HIGIER
RICHARD P. TATAR

JAMES W. ST. THOMAS
CLARK EASTERLY, SR.
FRANK E. PERRELLA

FINANCIAL HIGHLIGHTS
(In thousands, except per share data)

	2003	2002	2001
NET INCOME	$3,653	$4,632	$4,032
Earnings Per Share			
Basic	1.65	2.05	1.75
Diluted	1.64	2.03	1.72
CASH DIVIDENDS	$1,685	$1,579	$1,520
Per Common Share	0.76	0.70	0.66
STOCKHOLDERS' EQUITY AT YEAR-END	$38,040	$36,884	$34,649
Per Common Share	17.22	16.58	15.22
RETURN ON AVERAGE STOCKHOLDERS' EQUITY	9.7%	12.8%	11.7%
RETURN ON AVERAGE ASSETS	0.92%	1.22%	1.14%
TOTAL ASSETS AT YEAR-END	$395,556	$391,804	$359,955

PRESIDENT'S MESSAGE



The year ended December 31, 2003 was a challenging one for our Company. The continued low interest rate environment and its impact on our asset yields caused net income to decline for only the second time in 22 years.

Net income was $3.7 million compared to the prior year's result of $4.6 million. Expressed on a diluted per share basis, earnings were $1.64 versus $2.03 last year.

The lower results are primarily due to the decline in net interest margin, fully tax effected, from 4.14% in 2002 to 3.77% in 2003. The decline in net interest margin for 2003 was primarily caused by a sizable decrease in loan volume and repricing in the investment portfolio as higher yielding securities were called or paid down and were replaced by lower yielding securities.

Total assets reached $395.6 million or 1% above the prior year's total.

Total loans, net of unearned income, decreased 8.1% and ended the year at $171.2 million. A decline in residential mortgage and indirect automobile loans were the primary reasons for this decline.

Total deposits at year-end were $308.2 million, an increase of 2.5% from $300.6 million at December 31, 2002. The primary areas of growth were in demand deposits, NOW accounts and money market accounts.

In prior messages I have described how we monitor our deposit growth and compare ourselves to the competition based on June 30th deposit figures compiled by the Federal Deposit Insurance Corporation. Based on June 30, 2003 data, we had a 38.5% market share of deposits in our main market, Fulton County. Our nearest competitor had a market share of 19.2%. We continue to be, by far, the largest financial institution by deposits in Fulton County; a distinction we have held since 1986. In fact, we have increased our market share every year but two since 1988 when we had a market share of 18.9%.

Stockholders' equity at year-end was $38.0 million as compared to $36.9 million at the prior year-end. This resulted in an equity to total assets ratio of 9.6%, a ratio this is over twice the regulatory minimum guideline of 4.0%.

In January, the Board of Directors increased the dividend for the thirty-seventh consecutive year. The dividend per share for the year was $0.76, an increase of 8.6%, as compared to $0.70 in 2002. Total dividends paid to stockholders for the year amounted to $1.7 million.

On September 14, Alfred J. Washburn, 84, passed away. He served as a dedicated and energetic director of the Company from 1966 until 1994, a period of 28 years. He had enduring support for our Company that will be greatly missed.

During the year, we introduced the convenience of The Better Checking System™ to our customers. This system allows us to scan the front and back of original checks into our computer system through a process called check imaging. By using this process, we are able to return statements with the check images neatly sorted and printed that are ready to be placed in a City National Bank three-ring binder. This technology also allows our staff to quickly provide to our customers clear and easy to read copies of checks and deposits. The Better Checking System™ has tremendously improved our ability to serve our customers.

In October, we were pleased to celebrate the grand opening of our new Saratoga Springs branch facility, which is featured on the front cover of this report. With this facility, we have taken customer service to a new level. In addition to our friendly and efficient branch staff, we now offer customers access to computers to browse the internet and check their e-mail on secure terminals. Customers may catch up on the news by watching our plasma television sets and we offer refreshments that include coffee and cookies. We have also installed one drive-up and one walk-up ATM for total customer convenience. Our goal is to provide "Banking For Your Lifestyle™".

As we are always mindful of security, in 2003 we implemented a system that allows our branch personnel to quickly and easily see our customer's signatures as digital images on their computers. This also eliminates the customer wait that is typically involved in performing these tasks. We are delighted to report that the implementation of this system has proven to be an advance in customer security and convenience.

Throughout the year, we have concentrated efforts on improving technology, specifically where it applies to protecting customer information and adding customer convenience. Today's media provides constant reminders of identity theft, electronic attacks on private information, and viruses that can cause customer service system outages. We at City National Bank have put new systems in place to detect and prevent occurrences such as these from affecting our customers.

Our information technology department has implemented a state of the art computer firewall with the ability to protect customer information from internet intrusions, and to protect customer information systems from outages due to e-mail viruses. We have increased the protection on our communication lines through the use of encryption and other access controls, and upgraded the encryption of our internet banking to the strongest available on the market today. These improvements not only protect our customers' private information, but add customer convenience in the areas of availability and accessibility of that information.

The Company's current budget projects a return to earnings growth for 2004.

I am confident that the leadership of our dedicated Board of Directors and the efforts of a loyal, energetic staff will create continued success in the years ahead.

WILLIAM N. SMITH
Chairman of the Board, President and Chief Executive Officer
of the Company and the subsidiary Bank



$500,000
400,000
300,000
200,000
100,000
0
(Thousands)
$314,908
$339,306
$359,955
$391,804
$395,556
1999
2000
2001
2002
2003

Year-End Total Assets

Five Years (1999-2003)

Net Income

Five Years (1999-2003)



$5,000
4,000
3,000
2,000
1,000
0
(Thousands)
$3,299
$3,705
$4,032
$4,632
$3,653
1999
2000
2001
2002
2003

Basic Earnings Per Share

Five Years (1999-2003)


$2.50
2.00
1.50
1.00
0.50
0.00
(Dollars)
$1.37
$1.56
$1.75
$2.05
$1.65
1999
2000
2001
2002
2003

Dividends Per Common Share

Five Years (1999-2003)


$0.80
0.60
0.40
0.20
0.00
(Dollars)
$0.59
$0.62
$0.66
$0.70
$0.76
1999
2000
2001
2002
2003

Overview:

CNB Bancorp, Inc. (the Company) was organized in 1988 and is a registered financial holding company headquartered in Gloversville, New York. Its wholly-owned subsidiary, City National Bank and Trust Company (subsidiary Bank), was organized in 1887 and is also headquartered in Gloversville, New York. On June 1, 1999, the Company completed the acquisition of Adirondack Financial Services Bancorp, Inc. (Adirondack), at which time Adirondack was merged with and into CNB Bancorp, Inc. Upon acquisition, Adirondack's subsidiary bank, Gloversville Federal Savings and Loan Association, merged with the Company's subsidiary bank City National Bank and Trust Company.

Effective July 1, 2000, the Company completed the acquisition of Hathaway Agency, Inc. (Agency), a general insurance agency. Pursuant to the merger, Hathaway became a wholly-owned subsidiary of CNB Bancorp, Inc.

The subsidiary Bank is a full service commercial bank that offers a broad range of traditional banking services. The services include the gathering of deposits from branch offices in areas served and using those deposits to originate a variety of commercial, consumer and real estate loans, and providing trust and investment services. The Company's main revenue sources are interest earned on loans and investments from the subsidiary bank and insurance commissions from the Agency. The Company's principal expenses are interest paid on deposits, interest paid on borrowings and provision for loan losses.

The subsidiary Bank is a member of the Federal Deposit Insurance Corporation and the Federal Reserve System and is subject to regulation and supervision of the Federal Reserve Bank and the Office of the Comptroller of the Currency (OCC).

The subsidiary Insurance Agency specializes in commercial, industrial and not-for-profit businesses, as well as insuring personal automobiles and homes primarily in Fulton County. The insurance agency is under the supervision of the New York State Insurance Department.

The financial review is a presentation of management's discussion and analysis of the consolidated financial condition and results of operations of CNB Bancorp, Inc. and its operating subsidiaries. The financial review is presented to provide a better understanding of the financial data contained in this report and should be read in conjunction with the consolidated financial statements and other schedules that follow.

Forward-Looking Statements:

This report may include certain forward-looking statements with respect to the financial condition, results of operations and business of the Company and its subsidiaries based on current management expectations. The Company's ability to predict results or the effect of future plans and strategies is inherently uncertain and actual results, performance, or achievements could differ materially from those management expectations. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state, and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of the subsidiary Bank's loan and securities portfolios, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental, and technological factors affecting the Company's operations, markets, products, services and prices.

Critical Accounting Policies:

The Company's consolidated financial statements are prepared with accounting policies generally accepted in the United States. In applying these policies management was required to make certain estimates and assumptions that affected the amounts reported in these statements. These estimates and assumptions are made by management based upon information available at that time. There are uncertainties inherent in making these estimates and assumptions which could materially affect the results of operations and financial position. Some of these policies are more critical than others. Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy because of the uncertainty and subjectivity inherent in estimating the levels of reserve needed to cover probable credit losses within the loan portfolio and the material effect that these estimates can have on the Company's results of operations. Based on management's evaluation of the allowance at December 31, 2003, management considers the allowance to be adequate. Another critical accounting policy relates to the Company's retirement plans. Liabilities under these plans rely on estimates of future salary increases, numbers of employees and employee retention, discount rates and long term rates of investment return. Changes in financial markets or the economy may result in changes in assumptions that may materially affect the Company's financial statements.

Additional accounting policies can be found in note 1 of the Company's notes to consolidated financial statements.

Financial Condition:

The table below presents a comparison of average and year-end selected consolidated balance sheet categories over the past three years, and the changes in balances for those years (in thousands).

				Increase/(Decrease)	
Average Consolidated Balance Sheet	**2003**	2002	2001	2003/2002	2002/2001
Assets:					
Cash and due from banks	**$10,051**	$9,543	$7,932	$508	$1,611
Federal funds sold	**13,577**	12,628	7,265	949	5,363
Int. bearing deposits with banks	**14,409**	10,468	3,022	3,941	7,446
Total securities*	**167,952**	140,600	130,902	27,352	9,698
Loans, net	**173,645**	188,819	190,532	(15,174)	(1,713)
Other assets	**18,543**	16,111	14,994	2,432	1,117
Total Assets	**$398,177**	$378,169	$354,647	$20,008	$23,522
Liabilities:					
Demand deposits	**$29,175**	$28,565	$26,756	$610	$1,809
Savings, NOW and money market accounts	**155,477**	141,168	113,416	14,309	27,752
Time deposits	**123,086**	121,716	136,628	1,370	(14,912)
Notes payable and repurchase agreements	**50,689**	48,926	41,356	1,763	7,570
Other liabilities	**1,937**	1,690	1,959	247	(269)
Stockholders' equity	**37,813**	36,104	34,532	1,709	1,572
Total Liabilities and Equity	**$398,177**	$378,169	$354,647	$20,008	$23,522

Year-End Consolidated Balance Sheet	**2003**	2002	2001	Increase/(Decrease) 2003/2002	Increase/(Decrease) 2002/2001
Assets:					
Cash and due from banks	**$12,272**	$11,252	$11,212	$1,020	$40
Federal funds sold	**13,200**	10,900	8,200	2,300	2,700
Int. bearing deposits with banks	**5,918**	12,508	317	(6,590)	12,191
Total securities*	**175,951**	156,949	133,057	19,002	23,892
Loans, net	**168,812**	183,181	192,443	(14,369)	(9,262)
Other assets	**19,403**	17,014	14,726	2,389	2,288
Total Assets	**$395,556**	$391,804	$359,955	$3,752	$31,849
Liabilities:					
Demand deposits	**$30,386**	$27,827	$28,103	$2,559	($276)
Savings, NOW and money market accounts	**160,736**	152,469	130,311	8,267	22,158
Time deposits	**117,125**	120,320	120,813	(3,195)	(493)
Notes payable and repurchase agreements	**47,860**	52,689	44,618	(4,829)	8,071
Other liabilities	**1,409**	1,615	1,461	(206)	154
Stockholders' equity	**38,040**	36,884	34,649	1,156	2,235
Total Liabilities and Equity	**$395,556**	$391,804	$359,955	$3,752	$31,849

*Includes available for sale securities at fair value, held to maturity securities at amortized cost and Federal Reserve Bank and Federal Home Loan Bank stock at cost.

Total assets at December 31, 2003 reached a new record high of $395.6 million as compared to $391.8 million at December 31, 2002, an increase of $3.8 million or 1.0%. Asset growth for the year consisted of a $19.0 million increase in total securities and a $2.3 million increase in federal funds sold. These increases were partially offset by decreases in net loans of $14.4 million and interest-bearing deposits with banks of $6.6 million. Asset growth was funded primarily by an increase in deposits of $7.6 million, partially offset by a decrease in notes payable and repurchase agreements of $4.8 million. Average assets for 2003 totaled $398.2 million, an increase of $20.0 million or 5.3% from the 2002 average of $378.2 million.

Loans, net of unearned discount and the allowance for loan losses, represented 42.7% of total assets at December 31, 2003 and accounted for 63.7% of total interest income. Average net loans for 2003 decreased $15.2 million or 8.0% from 2002. Average commercial loans increased 1.7%, while the averages for consumer and mortgage loans decreased by 12.2% and 10.6%, respectively. The yield on total loans decreased from 7.64% in 2002 to 7.11% in 2003, which reflects the lower interest rates that were in effect throughout the year.

The total securities portfolio, which includes both "available for sale" and "held to maturity" securities, and Federal Reserve Bank and Federal Home Loan Bank stock at December 31, 2003 was $176.0 million as compared to $156.9 million the previous year, an increase of $19.0 million. The increase for 2003 was funded with growth in core deposit accounts and loan runoff. The yield on the portfolio on a fully taxable equivalent basis, decreased 98 basis points year-to-year from 5.71% for 2002 to 4.73% for 2003. This significant decrease in yield was due to accelerated repayments on mortgage backed securities and bonds called as a result of lower interest rates in effect throughout the year.

Interest bearing deposits with banks and federal funds sold are short-term asset accounts that provide a source of liquidity for the subsidiary Bank. These accounts decreased from $23.4 million to $19.1 million year-to-year. On average, these accounts increased by $4.9 million or 21.2%. Higher average levels of short-term assets were maintained during the year as a result of larger than normal payments on mortgage and consumer loans which the Company anticipated reinvesting back into loans.

Deposits continue to be the subsidiary Bank's primary source of funding. Total deposits at December 31, 2003 reached $308.2 million, an increase of $7.6 million or 2.5% over the previous year-end. Core deposits, which consist of demand, savings, NOW, and money market accounts, grew by $10.8 million or 6.0%. Time deposits were down slightly for the year decreasing $3.2 million. Average deposits increased during the year to $307.7 million from $291.4 million, an increase of $16.3 million or 5.6%.

Notes payable and repurchase agreements at year-end 2003 were at $47.9 million a decrease of $4.8 million from the previous year due to a planned reduction in leveraging activities during the second half of the year. Average notes payable and repurchase agreements were up slightly from $48.9 million in 2002 to $50.7 million in 2003.

Cash and due from banks increased from $11.3 million to $12.3 million year-to-year, while the average for the year was up $0.5 million or 5.3%.

Other assets increased for the year by $2.4 million to $19.4 million at December 31, 2003 from $17.0 million at December 31, 2002. Average other assets also increased by $2.4 million year-to-year. Both year-end and average increases were due to the construction of a new branch office building in Saratoga Springs, New York.

Stockholders' equity at year-end 2003 was $38.0 million as compared to $36.9 million at year-end 2002, an increase of $1.2 million or 3.1% for the year. The increase was due mainly to a combination of net income after dividends of $2.0 million, and a reduction in accumulated other comprehensive income of $0.3 million less net treasury stock transactions of $0.5 million. The consolidated statements of changes in stockholders' equity included in this annual report detail the changes in equity capital.

Results of Operations:

The comparative consolidated statements of income summarize income and expense for the last three years. For the year ended December 31, 2003, net income was $3,653,000 as compared to $4,632,000 for 2002, a decrease of $979,000 or 21.1% from the previous year. Net income for 2002 was 14.9% above 2001 net income of $4,032,000. Basic earnings per share for year 2003 were $1.65, down 19.5% from 2002 per share earnings of $2.05. Diluted earnings per share of $1.64 were down 19.2% over 2002 diluted earnings per share of $2.03. The decrease in earnings is attributable to a higher provision for loan losses and a lower net interest margin due to a decrease in average net loans year-to-year of $15.2 million. The return on average assets for the three years ended December 31, 2003, 2002 and 2001 was 0.92%, 1.22% and 1.14%, respectively. The return on average equity for the same periods was 9.7%, 12.8% and 11.7%.

Net interest income, the most significant component of earnings, is the amount by which the interest generated from earning assets exceeds the expense associated with funding those assets. Changes in net interest income from year-to-year result from changes in the level and mix of the average balances (volume) of earning assets and interest-bearing liabilities and from the yield earned and the cost paid (rate). In the following discussion, interest income is presented on a fully taxable equivalent basis applying the statutory Federal income tax rate of 34%. Net interest income for 2003 decreased $743,000 or 5.1%. The decrease in 2003 was attributable to lower margins as a result of a shift of higher yielding average loan volumes into lower yielding investment securities, which produced a lower net interest margin of 3.77% for 2003 compared to 4.14% for 2002. Interest and fees on loans for 2003 decreased by $2,096,000 or 14.3% from the previous year, due to a decrease in average net loans of $15.2 million, plus a decrease in yield of 53 basis points from 7.64% in 2002 to 7.11% in 2003. Interest on securities also decreased for the year going from $7.9 million in 2002 to $7.8 million in 2003. Even though the average volume of total securities increased by $27.4 million or 19.5% for the year, it was more than offset by a 98 basis point decrease in yield from 5.71% in 2002 to 4.73% in 2003. The low interest rate environment led to higher prepayments on mortgage-backed securities, which accelerated the amortization of premiums paid, reducing the net interest earned on these securities. The amortization on these securities for the year was $0.7 million compared to $0.3 million for 2002. Interest on federal funds sold decreased $62,000 or 29.5%. The decrease in 2003 was a result of a much lower average rate of 1.09% compared to 1.66% in 2002 being partially offset by a slightly higher average balance of $13.6 million for the current year compared to $12.6 million for 2002.

For comparison purposes, the table below shows interest and dividend income converted to a fully taxable basis to recognize the income tax savings between taxable and tax-exempt assets (in thousands).

	2003	2002	2001	% Change 2003/2002	% Change 2002/2001
Total interest and dividend income	**$19,705**	$22,046	$24,053	(10.6)%	(8.3)%
Total interest expense	**6,716**	8,300	11,408	(19.1)	(27.2)
Net interest and dividend income	**12,989**	13,746	12,645	(5.5)	8.7
Tax equivalent adjustment	**915**	901	813	1.6	10.8
Net interest and dividend income taxable equivalent basis	**$13,904**	$14,647	$13,458	(5.1)%	8.8%

Total interest expense decreased $1,584,000 or 19.1% in 2003 over that of 2002 compared to a decrease of $3,108,000 or 27.2% for 2002 over 2001. The decrease in 2003 was due to lower interest rates on all interest-bearing liabilities throughout the year. The average rate on interest-bearing liabilities for 2003 was 2.04%, a decrease of 62 basis points from 2002. The rate reduction was partially offset by an increase in volume of $17.4 million from 2002.

Total other income for 2003 increased by only $27,000 or 1.2% as a result of higher income on service charges on deposit accounts offset by a decrease in insurance commissions. Total other expense in 2003 increased for the year by $813,000 or 9.7% over the preceding year. The 2003 increase reflects higher salaries and employee benefits of $489,000. The 2003 increase also reflects higher depreciation and advertising costs associated with the opening of a new branch office in Saratoga Springs, New York.

Net interest rate spread, the difference between the average earning assets yield and the cost of average interest-bearing funds, decreased 28 basis points or 7.3% from 2002 to 2003. The net interest margin, net interest income as a percentage of earning assets, decreased 37 basis points or 8.9%. The decreases in net interest spread and net interest margin for 2003 were attributed to the larger volumes of interest-bearing assets repricing, than shorter term interest-bearing liabilities repricing.

Interest rate spread and net interest margin (dollars in thousands):
(Tax equivalent basis)

	2003		2002		2001	
	Yearly Average	**Rate**	Yearly Average	Rate	Yearly Average	Rate
Earning assets	**$369,060**	**5.59%**	$353,745	6.49%	$333,315	7.46%
Interest bearing liabilities	**329,252**	**2.04**	311,810	2.66	291,400	3.91
Net interest rate spread		**3.55%**		3.83%		3.55%
Net interest margin		**3.77%**		4.14%		4.04%

Capital Resources:

Stockholders' equity ended 2003 at $38,040,000, up $1,156,000 or 3.1%, due to a combination of net retained earnings, less other comprehensive loss and net treasury stock transactions. At December 31, 2003, the ratio of stockholders' equity to total assets was 9.6%, as compared to 9.4% at December 31, 2002.

On January 31, 2000, the Board of Directors of the Company (Board) approved a stock repurchase plan (the "Plan") authorizing the repurchase of up to 5% or 120,000 shares of the Company's common stock over a two-year period. The Board has since made two extensions to the plan, one on May 29, 2001 authorizing an additional 5% or approximately 115,000 shares and on April 28, 2003 authorizing an additional 5% or approximately 111,000 shares.

Both extensions were over a new two-year period upon completion of the original plan and first extension. As of December 31, 2003, the Company had purchased 244,749 shares under the plan at an average price of $29.13 per share. The repurchased shares are held in treasury stock and may be reissued to support the Company's dividend reinvestment plan, to satisfy the exercise of stock options, or other corporate purposes.

Banks and bank holding companies are required to meet a ratio of qualifying total capital to risk-weighted assets. Risk-based assets are the value of assets carried on the books of the Company, as well as certain off-balance sheet items, multiplied by an appropriate factor as stipulated in the regulation. Tier 1 capital consists of common stock and qualifying stockholders' equity reduced by intangible assets. Total capital consists of Tier 1 capital plus a portion of the allowance for loan losses. Currently, the minimum risk-based ratios, as established by the Federal Reserve Board, for Tier 1 and total capital are 4% and 8%, respectively. At December 31, 2003, the Company had Tier 1 and total risk-based capital ratios of 16.2% and 17.5%, respectively. The Company also maintained a leverage ratio of 8.3% as of December 31, 2003. The leverage ratio is defined as Tier 1 capital in relation to fourth quarter average assets.

Liquidity:

The primary objective of liquidity management is to ensure sufficient cash flows to meet all of the Company's funding needs, such as loan demand and customers' withdrawals from their deposit accounts. While the primary source of liquidity consists of maturing securities, other sources of funds are federal funds sold, repayment of loans, sale of securities available for sale, growth of deposit accounts, and borrowed funds and securities sold under agreements to repurchase. In addition to existing balance sheet cash flows, the subsidiary Bank maintains lines of credit with a correspondent bank and the Federal Home Loan Bank (FHLB) to supplement its short term borrowing needs.

The subsidiary Bank has pledged certain assets as collateral for deposits from municipalities, FHLB borrowings and repurchase agreements. By utilizing collateralized funding sources, the subsidiary Bank is able to access a variety of cost effective sources of funds. Management monitors its liquidity position on a regular basis and does not anticipate any negative impact to its liquidity from pledging activities. While there are no known trends or demands that are likely to affect the subsidiary Bank's liquidity position in any material way during the coming year, the subsidiary Bank continuously monitors its basic liquidity on an ongoing basis.

As of December 31, 2003, the Company had various loan commitments and standby letter of credit commitments totaling approximately $24.6 million. Included in this amount is approximately $18.5 million in commercial lines of credit, residential home equity lines of credit and overdraft lines of credit. Under normal banking conditions these lines are drawn on from time to time and then repaid so that the full amount of the lines are never drawn down at any one time.

FASB Interpretation No. 45 (FIN No. 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others; an Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34", requires certain disclosures and liability-recognition for the fair-value at issuance of guarantees that fall within its scope. Under FIN No. 45, the Company does not issue any guarantees that would require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $191,000 and $261,000 at December 31, 2003 and 2002, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of twelve months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2003 and 2002 were insignificant.

Allowance for loan losses:

Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the inherent uncertainty in evaluating the levels of the reserve required to cover credit losses in the portfolio and the material effect that assumption could have on the results of operations. The Company establishes an allowance for loan losses based on an analysis of risk factors in its loan portfolio. The analysis includes concentrations of credit, past loan loss experience, current economic conditions, amount and composition of the loan portfolio, estimated fair market value of underlying collateral, delinquencies and other factors.

The allowance for loan losses as a percentage of loans, net of unearned discounts is 1.41% at December 31, 2003 compared to 1.66% at December 31, 2002. The decrease is a result of the net charge-offs exceeding the loan loss provision for the year due mainly to charge-offs on two commercial loans. One of the loans was provided for in 2002 which increased the loan loss percentage to 1.66% from 1.29% in 2001. At December 31, 2003 non-performing loans were $1.6 million as compared to $1.7 million in 2002.

The Company's allowance for loan losses coverage of non-performing loans decreased as of December 31, 2003 to 147% from 183% at December 31, 2002. The provision for loan losses was $1,290,000, $1,165,000 and $525,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Net loan charge-offs for 2003, 2002 and 2001 were $1,955,000, $588,000 and $769,000, respectively. The provision for loan losses is a result of management's overall assessment of the loan portfolio and the adequacy of the allowance for loan losses.

The Company will continue to monitor its allowance for loan losses and make future additions to the allowance through the provision for loan losses as conditions dictate. Although the Company maintains its allowance at a level it considers to be adequate to provide for inherent risk of loss in its loan portfolio, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by the OCC as part of its examination process, which may result in the establishment of an additional allowance based on the OCC's judgment of the information available to it at the time of examination.

Market Risk:

Market risk is the risk of loss from adverse changes in market prices and interest rates. The subsidiary Bank's market risk arises primarily from interest rate risk inherent in its lending and deposit acceptance activities. Although the subsidiary Bank manages other risks, such as credit and liquidity risk, in the normal course of its business management, it considers interest rate risk to be its most significant market risk and could potentially have the largest effect on the Bank's financial condition and results of operations. The Company does not currently have a trading portfolio or use derivatives such as swaps or options to manage market and interest rate risk.

The subsidiary Bank's interest rate risk management is the responsibility of the Asset/Liability Management Committee (ALCO), which reports to the Board of Directors. The Committee, comprised of senior management, has developed policies to measure, manage and monitor interest rate risk. Interest rate risk arises from a variety of factors, including differences in the timing between the contractual maturity or the repricing of the subsidiary Bank's assets and liabilities. For example, the subsidiary Bank's net interest income is affected by changes in the level of market interest rates as the repricing characteristics of its loans and other assets do not necessarily match those of its deposits and borrowings.

In managing exposure, the subsidiary Bank uses interest rate sensitivity models that measure both net gap exposure and earnings at risk. ALCO monitors the volatility of its net interest income by managing the relationship of interest rate sensitive assets to interest rate sensitive liabilities. The Committee utilizes a simulation model to analyze net income sensitivity to movements in interest rates. The simulation model projects net interest income based on an immediate rise or fall in interest rates of 200 basis points for a twelve-month period. The model is based on the contractual maturity and repricing characteristics of interest rate assets and liabilities. The model incorporates assumptions regarding the impact of changing interest rates on the prepayment rate of certain assets and liabilities.

The following table shows the approximate effect on the subsidiary Bank's net interest income on a fully taxable equivalent basis as of December 31, 2003, assuming an increase or decrease of 100 and 200 basis points in interest rates (dollars in thousands).

Change in Interest Rates (basis points)	Estimated Net Interest Income	Change in Net Interest Income
+200	$12,625	(4.5)%
+100	13,049	(1.3)
0	13,224	0.0
–100	12,472	(5.7)
–200	12,351	(6.6)

Another tool used to measure interest rate sensitivity is the cumulative gap analysis. The cumulative gap represents the net position of assets and liabilities subject to repricing in specified time periods. Deposit accounts without maturity dates are modeled based on historical run-off characteristics of these products in periods of rising rates. Loans and security maturities are based on contractural maturities. At December 31, 2003 the Company had a negative one-year cumulative gap position.

The cumulative gap analysis is merely a snapshot at a particular date and does not fully reflect that certain assets and liabilities have similar repricing periods but may in fact reprice at different times within that period and at differing rate levels. Management, therefore, uses the interest rate sensitivity gap only as a general indicator of the potential effects of interest rate changes on net interest income. Management believes that the gap analysis is a useful tool only when used in conjunction with its simulation model and other tools for analyzing and managing interest rate risk.

As of December 31, 2003, the Company was in a liability sensitive position for one year, which means that more liabilities are scheduled to mature or reprice within the next year than assets. The Company is in an asset sensitive position beyond one year.

The following table shows the interest rate sensitivity gaps as of December 31, 2003 highlighting the gap percentages within one year.

	Balance Maturing or Subject to Repricing (in Thousands)				
AT DECEMBER 31, 2003	Within 3 Months	After 3 Mo. But Within 1 Year	After One But Within Five Years	After Five Years	Total
Interest Earning Assets:					
Securities*	$17,664	$23,948	$55,090	$76,692	$173,394
Total Loans, net of unearned discount	40,765	30,586	78,596	21,283	171,230
Other Earning Assets	19,118	—	—	—	19,118
Total Earning Assets	77,547	54,534	133,686	97,975	363,742
Fair Value Above Cost of Securities Available-for-Sale					2,557
Other Assets					29,257
TOTAL ASSETS					$395,556
Interest-Bearing Liabilities:					
Savings, NOW and MMDA	$45,256	$742	$92,711	$22,027	$160,736
Time Deposits	38,127	53,421	25,577	—	117,125
Other Interest-Bearing Liabilities	29,445	3,066	11,349	4,000	47,860
Total Interest-Bearing Liabilities	112,828	57,229	129,637	26,027	325,721
Demand Deposits					30,386
Other Liabilities & Equity					39,449
TOTAL LIABILITIES & EQUITY					$395,556
Interest Rate Sensitivity Gap	($35,281)	($2,695)	$4,049	$71,948	
Cumulative Interest Rate Sensitivity Gap	($35,281)	($37,976)	($33,927)	$38,021	$38,021
Cumulative Gap to Total Assets		(9.6%)			

*Includes Available-for-Sale Securities and Investment Securities at amortized cost and FHLB and FRB stock at cost.

FIVE-YEAR FINANCIAL SUMMARY
(In thousands, except per share data)

December 31,	**2003**	2002	2001	2000	1999
Consolidated statement of income data					
Interest and dividend income:					
Loans	**$12,550**	$14,646	$15,785	$15,367	$12,816
Securities*	**6,869**	7,042	7,942	7,980	6,623
Federal funds sold and other	**286**	358	326	413	529
Total interest and dividend income	**19,705**	22,046	24,053	23,760	19,968
Interest expense:					
Deposits	**4,903**	6,402	9,397	10,529	8,303
Borrowings	**1,813**	1,898	2,011	1,562	966
Total interest expense	**6,716**	8,300	11,408	12,091	9,269
Net interest income	**12,989**	13,746	12,645	11,669	10,699
Provision for loan losses	**1,290**	1,165	525	219	180
Net interest income after provision for loan losses	**11,699**	12,581	12,120	11,450	10,519
Other income	**2,314**	2,287	2,124	1,762	1,467
Other expenses	**9,232**	8,419	8,403	7,932	7,299
Income before income taxes	**4,781**	6,449	5,841	5,280	4,687
Provision for income taxes	**1,128**	1,817	1,809	1,575	1,388
Net income	**$3,653**	$4,632	$4,032	$3,705	$3,299
Per share data:					
Basic earnings per share	**$1.65**	$2.05	$1.75	$1.56	$1.37
Diluted earnings per share	**1.64**	2.03	1.72	1.54	1.36
Cash dividends paid	**0.76**	0.70	0.66	0.62	0.59
Cash dividend payout ratio	**46.1%**	34.1%	37.7%	39.8%	42.9%
Selected year-end consolidated statement of condition data:					
Total assets	**$395,556**	$391,804	$359,955	$339,306	$314,908
Securities*	**175,951**	156,949	133,057	124,767	109,280
Net loans	**168,812**	183,181	192,443	183,840	169,716
Deposits	**308,247**	300,616	279,227	270,474	265,080
Stockholders' equity*	**38,040**	36,884	34,649	33,993	31,285

*Securities figures include investment securities, securities available for sale, FRB and FHLB stock. Securities available for sale were recorded at fair value with any unrealized gain or loss at December 31 included in stockholders' equity, on a net of tax basis.

Per share figures have been adjusted to reflect the 3 for 2 stock split effected through the 50% stock dividend declared in July 1999.

CONSOLIDATED STATEMENTS OF CONDITION
(In thousands, except share data)

	December 31, 2003	2002
ASSETS		
Cash and cash equivalents		
Non-interest bearing	$12,272	$11,252
Interest bearing deposits with banks	5,918	12,508
Federal funds sold	13,200	10,900
Total cash and cash equivalents	31,390	34,660
Securities available for sale, at fair value	163,251	144,219
Investment securities, at cost (approximate fair value at December 31, 2003 - $10,030; at December 31, 2002 - $9,975)	9,711	9,569
Investments required by law, stock in Federal Home Loan Bank of New York and Federal Reserve Bank of New York, at cost	2,989	3,161
Loans	185,147	201,017
Unearned income	(13,917)	(14,753)
Allowance for loan losses	(2,418)	(3,083)
Net loans	168,812	183,181
Premises and equipment, net	5,765	3,996
Accrued interest receivable	1,809	1,801
Goodwill	3,960	3,960
Other assets	7,869	7,257
Total assets	$395,556	$391,804
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Demand (non-interest bearing)	$30,386	$27,827
Regular savings, NOW and money market accounts	160,736	152,469
Certificates and time deposits of $100,000 or more	28,215	29,663
Other time deposits	88,910	90,657
Total deposits	308,247	300,616
Securities sold under agreements to repurchase	12,124	13,570
Notes payable - Federal Home Loan Bank	35,736	39,119
Other liabilities	1,409	1,615
Total liabilities	357,516	354,920
Commitments and contingent liabilities (Note 15)		
STOCKHOLDERS' EQUITY		
Common stock, $2.50 par value, 5,000,000 shares authorized, 2,401,695 shares issued	6,004	6,004
Surplus	4,418	4,418
Undivided profits	32,353	30,517
Accumulated other comprehensive income	975	1,299
Treasury stock, at cost; 192,601 shares at December 31, 2003 and 176,491 shares at December 31, 2002	(5,710)	(5,354)
Total stockholders' equity	38,040	36,884
Total liabilities and stockholders' equity	$395,556	$391,804

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Years ended December 31,		
INTEREST AND DIVIDEND INCOME	2003	2002	2001
Interest and fees on loans	$12,550	$14,646	$15,785
Interest on federal funds sold	148	210	252
Interest on balances due from depository institutions	138	148	74
Interest on securities available for sale	6,253	6,364	7,063
Interest on investment securities	503	532	719
Dividends on FRB and FHLB stock	113	146	160
Total interest and dividend income	19,705	22,046	24,053
INTEREST EXPENSE			
Interest on deposits:			
Regular savings, NOW and money market accounts	1,417	2,102	2,520
Certificates and time deposits of $100,000 or more	817	925	2,292
Other time deposits	2,669	3,375	4,585
Interest on securities sold under agreements to repurchase	594	606	584
Interest on other borrowings	1,219	1,292	1,427
Total interest expense	6,716	8,300	11,408
NET INTEREST INCOME	12,989	13,746	12,645
Provision for loan losses	1,290	1,165	525
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	11,699	12,581	12,120
OTHER INCOME			
Income from fiduciary activities	178	174	178
Service charges on deposit accounts	724	622	630
Net gain on sales or calls of securities	30	33	15
Insurance commissions	761	842	712
Other income	621	616	589
Total other income	2,314	2,287	2,124
OTHER EXPENSES			
Salaries and employee benefits	4,800	4,311	3,998
Occupancy expense, net	600	501	502
Furniture and equipment expense	471	455	469
External data processing expense	955	924	897
Other expense	2,406	2,228	2,537
Total other expenses	9,232	8,419	8,403
INCOME BEFORE INCOME TAXES	4,781	6,449	5,841
Provision for income taxes	1,128	1,817	1,809
NET INCOME	$3,653	$4,632	$4,032
Earnings per share			
Basic	$1.65	$2.05	$1.75
Diluted	1.64	2.03	1.72

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Common Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive Income/(Loss)	Treasury Stock	Total Stockholders' Equity
Balance at December 31, 2000	$6,004	$4,418	$25,199	($41)	($1,587)	$33,993
Comprehensive income:						
Net income	—	—	4,032	—	—	4,032
Other comprehensive income	—	—	—	522	—	522
Total comprehensive income						4,554
Treasury stock purchased (105,765 shares)	—	—	—	—	(3,381)	(3,381)
Treasury stock sold (exercise of stock options and dividend reinvestment plan - 37,458 shares)	—	—	(103)	—	1,106	1,003
Cash dividends ($0.66 per share)	—	—	(1,520)	—	—	(1,520)
Balance at December 31, 2001	6,004	4,418	27,608	481	(3,862)	34,649
Comprehensive income:						
Net income	—	—	4,632	—	—	4,632
Other comprehensive income	—	—	—	818	—	818
Total comprehensive income						5,450
Treasury stock purchased (85,886 shares)	—	—	—	—	(2,544)	(2,544)
Treasury stock sold (exercise of stock options and dividend reinvestment plan - 33,948 shares)	—	—	(144)	—	1,052	908
Cash dividends ($0.70 per share)	—	—	(1,579)	—	—	(1,579)
Balance at December 31, 2002	6,004	4,418	30,517	1,299	(5,354)	36,884
Comprehensive income:						
Net income	—	—	3,653	—	—	3,653
Other comprehensive loss	—	—	—	(324)	—	(324)
Total comprehensive income						3,329
Treasury stock purchased (37,656 shares)	—	—	—	—	(1,001)	(1,001)
Treasury stock sold (exercise of stock options and dividend reinvestment plan - 21,546 shares)	—	—	(132)	—	645	513
Cash dividends ($0.76 per share)	—	—	(1,685)	—	—	(1,685)
Balance at December 31, 2003	**$6,004**	**$4,418**	**$32,353**	**$975**	**($5,710)**	**$38,040**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years ended December 31, 2003	2002	2001
Cash flows from operating activities:			
Net income	**$3,653**	$4,632	$4,032
Adjustments to reconcile net income to net cash provided by operating activities:			
(Increase)/decrease in interest receivable	**(8)**	(140)	553
(Increase)/decrease in other assets	**(184)**	462	140
Decrease in other liabilities	**(94)**	(318)	(250)
Deferred income tax expense/(benefit)	**186**	(308)	32
Goodwill amortization expense	—	—	319
Depreciation and other amortization expense	**531**	542	532
Net increase in cash surrender value of bank-owned life insurance	**(263)**	(218)	(131)
Amortization/(accretion) of premiums/discounts on securities, net	**1,440**	388	(44)
Net gain on securities transactions	**(30)**	(33)	(15)
Provision for loan losses	**1,290**	1,165	525
Total adjustments	**2,868**	1,540	1,661
Net cash provided by operating activities	**6,521**	6,172	5,693
Cash flows from investing activities:			
Purchase of investment securities	**(2,852)**	(2,124)	(1,719)
Purchase of securities available for sale	**(115,460)**	(104,966)	(84,387)
Net redemption/(purchase) of FRB and FHLB stock	**172**	(308)	(584)
Proceeds from maturities, paydowns and calls of investment securities	**2,699**	2,499	7,415
Proceeds from maturities, paydowns and calls of securities available for sale	**93,587**	82,255	71,899
Proceeds from sale of securities available for sale	**586**	1,021	—
Net decrease/(increase) in loans	**13,009**	7,945	(9,432)
Purchase of bank-owned life insurance	—	(2,850)	—
Purchases of premises and equipment, net	**(2,161)**	(958)	(339)
Net cash used by investing activities	**(10,420)**	(17,486)	(17,147)
Cash flows from financing activities:			
Net increase in deposits	**7,631**	21,389	8,753
(Decrease)/increase in securities sold under agreement to repurchase	**(1,446)**	1,941	(159)
(Decrease)/increase in notes payable - FHLB	**(3,383)**	6,130	11,649
Treasury stock purchased	**(1,001)**	(2,544)	(3,381)
Cash dividends paid on common stock	**(1,685)**	(1,579)	(1,520)
Proceeds from the sale of treasury stock	**513**	908	1,003
Net cash provided by financing activities	**629**	26,245	16,345
Net (decrease)/increase in cash and cash equivalents	**(3,270)**	14,931	4,891
Cash and cash equivalents beginning of year	**34,660**	19,729	14,838
Cash and cash equivalents end of year	**$31,390**	$34,660	$19,729
Supplemental disclosures of cash flow information:			
Cash paid during the year:			
Interest	**$6,762**	$8,406	$11,523
Income taxes	**1,089**	2,120	1,493
Supplemental schedule of noncash activities:			
Net reduction in loans resulting from transfers to real estate owned	**$20**	$80	$211
Decrease in taxes payable due to exercise of non-qualified stock options	**15**	49	127

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of CNB Bancorp, Inc. (Parent Company), City National Bank and Trust Company (subsidiary Bank) and Hathaway Agency, Inc. (subsidiary Insurance Agency) conform to accounting principles generally accepted in the United States of America and general practices within the banking and insurance fields. The following is a summary of the significant policies used in the preparation of the consolidated financial statements.

BASIS OF PRESENTATION - The Parent Company is a financial holding company whose principal activity is the ownership of all outstanding shares of the subsidiary Bank's and Insurance Agency's stock. The subsidiary Bank is a commercial bank providing community banking services to individuals, small businesses and local municipal governments in Fulton County and Saratoga County, New York. The subsidiary Insurance Agency primarily serves Fulton County providing various insurance products to businesses and individuals. Management makes operating decisions and assesses performance based on an ongoing review of the subsidiary Bank's and Insurance Agency's community operations. The consolidated financial statements include the accounts of the Parent Company and its wholly-owned subsidiaries (referred to together as the "Company") after elimination of all significant intercompany transactions.

SECURITIES - Management determines the appropriate classification of securities at the time of purchase. If management has the positive intent and ability to hold debt securities to maturity, they are classified as investment securities and are stated at amortized cost. If securities are purchased for the purpose of selling them in the near term, they are classified as trading securities and are reported at fair value with unrealized holding gains and losses reflected in current earnings. All other marketable securities are classified as securities available for sale and are reported at the fair value, with net unrealized gains or losses reported, net of income taxes, as a separate component of stockholders' equity. A decline in the fair value of any security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

Nonmarketable equity securities, such as Federal Reserve Bank stock and Federal Home Loan Bank stock, are carried at cost. These investments are required for membership.

Gains and losses on the disposition of securities are based on the amortized cost of the specific security sold. Amortization of premiums and accretion of discounts are recognized in interest income on a level-yield basis to the earlier of call or maturity date. At December 31, 2003 and 2002, the Company did not have any securities classified as trading securities.

NET LOANS RECEIVABLE - Loans receivable are reported at the principal amount outstanding, net of unearned income, net deferred loan fees and costs, and the allowance for loan losses. Unearned income and net deferred loan fees and costs are accreted to income using an effective interest method.

When, in the opinion of management, the collection of interest and/or principal is in doubt, a loan is categorized as non-accrual. Generally, loans past due greater than 90 days are categorized as non-accrual. Thereafter, no interest is taken into income until received in cash or until such time as the borrower demonstrates the ability to make scheduled payments of interest and principal.

Management considers a loan to be impaired if, based on current information, it is probable that the subsidiary Bank will be unable to collect all scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of collateral if the loan is collateral dependent. Management excludes large groups of smaller balance homogeneous loans such as residential mortgages and consumer loans which are collectively evaluated. Impairment losses, if any, are recorded through a charge to the provision for loan losses.

ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is maintained at a level estimated by management to provide adequately for probable losses inherent in the loan portfolio. The allowance is increased by provisions for loan losses charged to operating expense and decreased by loan charge-offs net of recoveries. Adequacy of the allowance and determination of the amount to be charged to operating expense are based on an evaluation of the loan portfolio, its overall composition, size of the individual loans, concentration by industry, past due and non-accrual loan statistics, historical loss experience and general economic conditions in the Company's market area.

While management uses all of the above information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses on loans. Such agencies may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination which may not be presently available.

OTHER REAL ESTATE OWNED - Included in other assets is other real estate owned which consists of properties acquired through foreclosure or by acceptance of a deed in lieu of foreclosure. These assets are recorded at the lower of the recorded investment in the loan or fair value of the property, less any estimated costs of disposal. Loan losses arising from the acquisition of such assets are charged to the allowance for loan losses and subsequent valuation write-downs are charged to non-interest expense. Operating costs associated with the properties are charged to expense as incurred. Gains on the sale of other real estate owned are included in income when title has passed and the sale has met the minimum down payment requirements prescribed by generally accepted accounting principles.

BANK PREMISES AND EQUIPMENT - These assets are reported at cost less accumulated depreciation. Depreciation is charged to operating expense over the useful lives of the assets using the straight line method. Maintenance and repairs are charged to operating expense as incurred.

GOODWILL - Goodwill represents the excess of the purchase price over the fair value of the net assets acquired for business combinations accounted for using purchase accounting. FASB Statement No. 142, "Goodwill and Other Intangible Assets", requires acquired intangible assets (other than goodwill) to be amortized over their useful economic life, while goodwill and any acquired intangible asset with an indefinite economic life would not be amortized, but would be reviewed for impairment on an annual basis. Statement No. 142 also requires additional disclosures pertaining to goodwill and intangible assets. The provisions of Statement No. 142 were required to be adopted starting with fiscal years beginning after December 15, 2001. Accordingly, the Company adopted the Statement on January 1, 2002. The Company performed the required annual impairment tests of goodwill during the quarter ending March 31, 2003. Based on management's evaluation, the Company determined that no impairment losses were required to be recognized as of the testing date.

INCOME TAXES - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company's policy is that deferred tax assets are reduced by a valuation reserve if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In considering if it is more likely than not that some or all of the deferred tax assets will not be realized, the Company considers temporary taxable differences, historical taxes and estimates of future taxable income.

EARNINGS PER COMMON SHARE - Basic earnings per share ("EPS") is computed by dividing income available to common stockholders (net income less dividends on perferred stock, if any) by the weighted average number of common shares outstanding for the period. Entities with complex capital structures must also present diluted EPS which reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common shares that then shared in the earnings of the entity, such as the Company's stock options.

STOCK-BASED COMPENSATION - The Company accounts for stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation expense is recognized only if the exercise price of the option is less than the fair value of the underlying stock at the grant date. FASB Statement No. 123, "Accounting for Stock-Based Compensation", encourages entities to recognize the fair value of all stock-based awards on the date of grant as compensation expense over the vesting period. Alternatively, Statement No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma disclosures of net income and earnings per share as if the fair-value-based method defined in Statement No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by Statement No. 123.

On October 20, 1998, the Company's shareholders approved the CNB Bancorp, Inc. Stock Option Plan (Stock Option Plan) which permits the issuance of options to selected employees. The primary objective of the Stock Option Plan is to provide employees with a proprietary interest in the Company and as an incentive to encourage such persons to remain with the Company. On April 16, 2002, the Company's shareholders approved the Long-Term Incentive Compensation Plan which provided the Company's Compensation Committee with the authority to grant stock options to employees, non-employee directors and consultants of the Company and its subsidiaries. Under the Stock Option Plan, 240,000 shares of authorized but unissued common stock are reserved for issuance upon option exercises. Under the Long-Term Incentive Compensation Plan, 225,000 shares of authorized but unissued common stock are reserved for issuance upon option exercises. The Company also has the alternative to fund both plans with treasury stock. Options under the plans may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value on the date of the grant. Options expire no later than ten years following the date of the grant.

On June 26, 2001, 35,850 options were awarded at an exercise price of $32.50 per share. These options have a ten-year term with fifty percent vesting one year from the date of the grant and the remaining fifty percent vesting two years from the date of the grant. On June 24, 2002, 40,550 options were awarded at an exercise price of $29.43 per share. These options have a ten-year term with twenty-five percent vesting each year starting one year from the date of the grant. On June 30, 2003, 41,800 options were awarded at an exercise price of $25.75 per share. These options have a ten-year term with twenty-five percent vesting each year starting one year from the date of the grant.

The fair value of each option grant, excluding the options granted in connection with the acquisition of Adirondack, is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2003, 2002 and 2001: dividend yield of 2.84%, 2.41% and 2.11%, respectively; expected volatility of 15.7%, 15.8% and 18.8%, respectively; risk free interest rate of 2.27%, 4.19% and 4.81%, respectively; and an average life of five years for grants awarded in all three years. Based on the aforementioned assumptions, the Company has estimated that the fair value of the options granted on June 30, 2003, June 24, 2002 and June 26, 2001 was $2.84, $4.71 and $6.60, respectively.

The Company applies APB Opinion No. 25 in accounting for its stock options and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the estimated fair value at the grant date for its stock options under Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below for the years ended December 31 (in thousands, except per share data):

	2003	2002	2001
Net income:			
As reported	**$3,653**	$4,632	$4,032
Pro forma	**3,521**	4,471	3,912
Basic earnings per share:			
As reported	**1.65**	2.05	1.75
Pro forma	**1.59**	1.98	1.70
Diluted earnings per share:			
As reported	**1.64**	2.03	1.72
Pro forma	**1.58**	1.96	1.67

Because the Company's employee stock options have characteristics significantly different from those of traded options for which the Black-Scholes model was developed, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models, in management's opinion, do not necessarily provide a reliable single measure of the fair value of its employee stock options.

TREASURY STOCK - Treasury stock is recorded at cost. During 2003, the Company purchased 37,656 shares of treasury stock at an average cost of $26.59. Also during 2003, the Company sold 21,546 shares with an average cost of $29.90 as a result of the exercise of stock options and the dividend reinvestment plan.

DIVIDEND RESTRICTIONS - Certain restrictions exist regarding the ability of the subsidiary Bank to transfer funds to the Company in the form of cash dividends. The approval of the Comptroller of the Currency is required to pay dividends in any calendar year in excess of the subsidiary Bank's earnings retained in the current year plus retained net profits, as defined, for the preceding two years.

TRUST ASSETS - Assets held in fiduciary or agency capacities for customers of the subsidiary Bank are not included in the accompanying consolidated statements of condition as such assets are not assets of the subsidiary Bank. Trust assets under management totaled $31.0 million as of December 31, 2003.

CASH AND CASH EQUIVALENTS - Cash and cash equivalents as shown in the consolidated statements of condition and consolidated statements of cash flows consists of cash, due from banks and federal funds sold.

FINANCIAL INSTRUMENTS - The Company is a party to certain financial instruments with off-balance sheet risk, such as commitments to extend credit, unused lines of credit, standby letters of credit and commercial letters of credit. The Company's policy is to record such instruments when funded.

USE OF ESTIMATES - The preparation of the consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS - In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 (FIN No. 46), "Consolidation of Variable Interest Entities". The objective of this interpretation is to provide guidance on how to identify a variable interest entity ("VIE") and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. FIN No. 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. FIN No. 46 was effective for all VIEs created after January 31, 2003. For VIEs created prior to February 1, 2003, FIN No. 46 was to be effective July 1, 2003. However, the FASB postponed that effective date to December 31, 2003. In December 2003, the FASB issued a revised FIN No. 46 (FIN No. 46R) which further delayed the effective date until March 31, 2004 for VIEs created prior to February 1, 2003, except for special purpose entities which must adopt either FIN No. 46 or FIN No. 46R as of December 31, 2003. As of December 31, 2003, the Company has no special purpose entities for which FIN No. 46 or FIN No. 46R must be applied. The requirements of FIN No. 46 or FIN No. 46R are not expected to have a material impact on the Company's consolidated financial statements.

In April 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This statement amends and clarifies financial accounting and reporting for derivative instruments and hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement is effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003. The adoption of this pronouncement did not have any effect on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This statement establishes standards for how an issuer clarifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period after June 15, 2003, except for certain mandatorily redeemable financial instruments for which the effective date has been deferrred indefinitely. The Company currently does not have any financial instruments that are within the scope of this statement. The adoption of this pronouncement did not have any effect on the Company's consolidated financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised), "Employers' Disclosures About Pensions and Other Postretirement Benefits". SFAS No. 132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans, but does not change the measurement or recognition of those plans. The statement retains and revises the disclosure requirements contained in the original SFAS No. 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. SFAS No. 132 (revised) generally is effective for fiscal years ending after December 15, 2003. The interim-period disclosures required by this statement are effective for interim periods beginning after December 15, 2003. The Company's disclosures in note 11 incorporate the requirements of SFAS No. 132 (revised).

ACQUISITION - On July 1, 2000, the Company acquired Hathaway Agency, Inc. (Hathaway), a local insurance agency. The acquisition was accounted for using purchase accounting in accordance with APB Opinion No. 16. Under purchase accounting, the purchase price is allocated to the respective assets acquired and liabilities assumed based on their fair values. The acquisition of Hathaway resulted in approximately $300,000 in excess of cost over net assets acquired ("goodwill"). Covenant not to compete payments are being expensed as paid over the five-year period of the covenant.

On June 1, 1999, the Company acquired Adirondack Financial Services Bancorp, Inc. (Adirondack) and its wholly-owned subsidiary, Gloversville Federal Savings and Loan Association. The acquisition was accounted for using purchase accounting in accordance with APB No. 16. The acquisition of Adirondack resulted in approximately $4.8 million in excess of cost over net assets acquired ("goodwill"). The results of operations of Adirondack have been included in the Company's consolidated statements of income for periods subsequent to the date of acquisition.

RECLASSIFICATIONS - Amounts in the prior years' financial statements are reclassified, whenever necessary, to conform to the presentation in the current years' financial statements.

Note 2: EARNINGS PER SHARE

The following sets forth certain information regarding the calculation of basic and diluted earnings per share (EPS) for the years ended December 31 (in thousands, except per share data):

	2003	2002	2001
Net income	**$3,653**	$4,632	$4,032
Weighted average common shares outstanding	**2,216**	2,257	2,303
Dilutive effect of potential common shares related to stock based compensation plans	**10**	24	39
Weighted average common shares including potential dilution	**2,226**	2,281	2,342
Basic earnings per share	**$1.65**	$2.05	$1.75
Diluted earnings per share	**$1.64**	$2.03	$1.72

There were 73,150, 74,400 and 35,850 anti-dilutive stock options outstanding at December 31, 2003, 2002 and 2001, respectively.

The following adjusts reported net income and earnings per share to consistently reflect the provisions of SFAS No. 142 for the years ended December 31 (in thousands, except per share data):

	2003	2002	2001
Net income:			
As reported	**$3,653**	$4,632	$4,032
Add back: Goodwill amortization	—	—	319
Adjusted net income	**$3,653**	$4,632	$4,351
Basic EPS:			
As reported	**$1.65**	$2.05	$1.75
Add back: Goodwill amortization	—	—	0.14
Adjusted basic EPS	**$1.65**	$2.05	$1.89
Diluted EPS:			
As reported	**$1.64**	$2.03	$1.72
Add back: Goodwill amortization	—	—	0.14
Adjusted diluted EPS	**$1.64**	$2.03	$1.86

Note 3: RESERVE REQUIREMENTS

The subsidiary Bank is required to maintain certain reserves of cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and cash equivalents, was approximately $4,738,000 and $4,282,000 at December 31, 2003 and 2002, respectively.

Note 4: SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of securities available for sale as of December 31 are as follows (in thousands):

2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities available for sale:				
U.S. Treasury securities	$2,143	$54	$—	$2,197
Obligations of U.S. Government agencies	120,026	1,170	442	120,754
Collateralized mortgage obligations:				
U.S. Government agencies	6,173	5	9	6,169
Corporate securities	277	—	5	272
Other corporate securities	7,172	303	60	7,415
Obligations of state and political subdivisions	23,693	1,307	11	24,989
Total debt securities available for sale	159,484	2,839	527	161,796
Equity securities available for sale:				
Corporate securities	1,210	245	—	1,455
Total equity securities available for sale	1,210	245	—	1,455
Total securities available for sale	$160,694	$3,084	$527	$163,251

2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities available for sale:				
U.S. Treasury securities	$2,117	$70	$—	$2,187
Obligations of U.S. Government agencies	95,637	1,813	32	97,418
Collateralized mortgage obligations:				
U.S. Government agencies	9,211	83	4	9,290
Corporate securities	719	—	7	712
Other corporate securities	7,645	253	334	7,564
Obligations of state and political subdivisions	24,268	1,421	—	25,689
Total debt securities available for sale	139,597	3,640	377	142,860
Equity securities available for sale:				
Corporate securities	1,210	149	—	1,359
Total equity securities available for sale	1,210	149	—	1,359
Total securities available for sale	$140,807	$3,789	$377	$144,219

The amortized cost and estimated fair value of debt securities available for sale at December 31, 2003, by contractual maturity, are shown in the accompanying table (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Collateralized mortgage obligations are included in this schedule based on the contractual maturity date.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$108	$110
Due after one year through five years	20,228	20,612
Due after five years through ten years	49,874	50,782
Due after ten years	89,274	90,292
Total debt securities available for sale	$159,484	$161,796

Proceeds from sales of securities available for sale and municipal securities called at premiums during 2003 and 2002 were $1,294,000 and $1,021,000, respectively. There were no sales of securities available for sale or municipal securities called at premiums during 2001. Gross gains in 2003 and 2002 were $30,000 and $31,000, respectively. There were no losses in 2003 or 2002.

The fair value of all securities available for sale pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 2003 and 2002 were $87,030,000 and $88,123,000, respectively. Actual deposits secured by these securities at December 31, 2003 and 2002 were $46,304,000 and $45,504,000, respectively. Repurchase agreements secured by these securities at December 31, 2003 and 2002 were $12,124,000 and $13,570,000, respectively.

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities as of December 31 are as follows (in thousands):

	2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of states and political subdivisions	$7,711	$323	$4	$8,030
Corporate securities	2,000	—	—	2,000
Total investment securities	$9,711	$323	$4	$10,030

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government agencies	$15	$—	$—	$15
Obligations of states and political subdivisions	7,554	413	7	7,960
Corporate securities	2,000	—	—	2,000
Total investment securities	$9,569	$413	$7	$9,975

The amortized cost and estimated fair value of investment securities at December 31, 2003, by contractual maturity, are shown in the accompanying table (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$2,574	$2,606
Due after one year through five years	2,613	2,739
Due after five years through ten years	1,968	2,104
Due after ten years	2,556	2,581
Total investment securities	$9,711	$10,030

There were no sales of investment securities during 2003, 2002 and 2001. In 2002 and 2001, municipal issues called at premiums produced gains of $2,000 and $15,000, respectively. There were no municipal issues called at premiums in 2003.

The amortized cost of all investment securities pledged to secure public deposits as required by law at December 31, 2003 and 2002 were $2,698,000 and $2,822,000, respectively. Actual deposits secured by these securities at December 31, 2003 and 2002 were $2,676,000 and $2,696,000, respectively.

The estimated fair values and unrealized losses on securities as of December 31, 2003 are as follows (in thousands):

	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities available for sale:						
Obligations of U.S. Government agencies	$45,655	$432	$475	$10	$46,130	$442
Collateralized mortgage obligations:						
U.S. Government agencies	2,130	9	—	—	2,130	9
Corporate securities	—	—	272	5	272	5
Other corporate securities	—	—	2,808	60	2,808	60
Obligations of states and political subdivisions	836	11	—	—	836	11
Total temporarily impaired securities available for sale	$48,621	$452	$3,555	$75	$52,176	$527
Investment securities:						
Obligations of states and political subdivisions	$500	$4	—	—	$500	$4
Total temporarily impaired investment securities	$500	$4	$—	$—	$500	$4

Securities with unrealized losses at December 31, 2003 make up an insignificant portion of the portfolio. Unrealized losses of less than twelve months are primarily related to current market rates. Unrealized losses of periods exceeding twelve months are primarily related to longer maturities of corporate securities with credit ratings of A or better.

Note 5: LOANS

Loans are comprised of the following at December 31 (in thousands):

	2003	2002
Commercial and commercial real estate	$49,466	$51,313
Residential real estate	71,114	80,616
Installment	64,567	69,088
Total loans	$185,147	$201,017

Non-accrual loans at December 31, 2003, 2002 and 2001 were $1,374,000, $1,620,000 and $374,000, respectively. The difference between the interest collected on these loans and recognized as income, and the amounts which would have been accrued is not significant. There were loans ninety days past due and still accruing interest of $273,000, $67,000 and $159,000 as of December 31, 2003, 2002 and 2001, respectively.

As of December 31, 2003 and 2002, respectively, there were $1,374,000 and $1,620,000 of commercial loans that were placed on non-accrual status and were classified as impaired loans. As of December 31, 2003 and 2002, $371,000 and $324,000 of the allowance for loan losses was allocated to the impaired loans, respectively. During 2003, 2002 and 2001, the average balance of impaired loans was $1,876,000, $665,000 and $601,000, respectively. Interest income of $31,000, $58,000 and $17,000 was recognized on impaired loans during 2003, 2002 and 2001, respectively.

The subsidiary Bank's primary business area consists of the Counties of Fulton and Saratoga and, therefore, there are certain concentrations of loans and loan commitments within that geographic area. Accordingly, a substantial portion of its debtors' ability to honor their contracts is dependent upon the economy of this region. At December 31, 2003 and 2002, the only area of industry concentration that existed within the subsidiary Bank were to the leather and leather-related industries. Loans outstanding to this segment were $2.6 million as of December 31, 2003 and $4.2 million as of December 31, 2002. These figures represent 1.4% and 2.1% of gross loans outstanding at the end of each respective year. Outstanding commitments to this segment were $0.6 million as of December 31, 2003 and $4.3 million as of December 31, 2002. These figures represent 2.4% and 17.7% of the total commitments outstanding at the end of each respective year.

In the ordinary course of business, the subsidiary Bank has made loans to certain directors and executive officers of the Company, its subsidiaries, and other related parties. Such transactions are on substantially the same terms, including interest rates and collateral on loans, as comparable transactions made to others. Total loans to these persons and companies on December 31, 2003 and 2002 amounted to $3,832,000 and $4,664,000, respectively. During 2003, $5,668,000 of new loans were made and repayments totaled $6,500,000.

Note 6: ALLOWANCE FOR LOAN LOSSES

A summary of the changes in the allowance for loan losses is as follows (in thousands):

	2003	2002	2001
Balance at beginning of year	$3,083	$2,506	$2,750
Provision charged to income	1,290	1,165	525
Loans charged off	(2,122)	(723)	(996)
Recoveries of loans charged off	167	135	227
Balance at end of year	$2,418	$3,083	$2,506

Note 7: PREMISES AND EQUIPMENT

Premises and equipment at December 31 are as follows (in thousands):	2003	2002
Land	$1,354	$687
Premises and leasehold improvements	5,026	3,995
Equipment, furniture and fixtures	3,537	3,174
	9,917	7,856
Less: Accumulated depreciation	(4,152)	(3,860)
Total premises and equipment	$5,765	$3,996

Depreciation expense amounted to $392,000, $382,000 and $351,000 for the years 2003, 2002 and 2001, respectively.

Note 8: TIME DEPOSITS

The approximate amount of contractual maturities of time deposit accounts for the years subsequent to December 31, 2003 are as follows (in thousands):

Years ended December 31,	
2004	$90,803
2005	14,500
2006	5,342
2007	2,237
2008	4,243
Total	$117,125

Note 9: SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

For the years ended December 31, 2003 and 2002, the average balance of Securities Sold Under Agreements to Repurchase was $12,081,000 and $12,436,000, respectively. The highest month end balances for these borrowings during 2003 and 2002 were $13,277,000 and $13,570,000, respectively. The average rate paid for these borrowings during 2003 and 2002 was 4.92% and 4.87%, respectively.

The underlying securities associated with customer repurchase agreements are under the control of the subsidiary Bank. All customer repurchase agreements at December 31, 2003 matured within two days. The underlying securities associated with repurchase agreements with the Federal Home Loan Bank (FHLB) are held in a collateral account for our account until maturity of the agreements. All FHLB repurchase agreements have stated maturities of ten years or less.

Note 10: NOTES PAYABLE - FEDERAL HOME LOAN BANK

Information on the borrowings is summarized as follows (dollars in thousands):

	Floating Rate and Fixed Rate Advances		
Maturity Date	Balance at December 31, 2003	Interest Rate as of December 31, 2003	Call Date
02/03/2004	$1,000	4.800%	02/03/2004
01/27/2005	1,000	6.150	01/27/2004
11/22/2005	2,000	5.920	02/22/2004
12/13/2010	2,000	5.090	03/13/2004
01/11/2011	2,000	4.600	01/11/2004
01/11/2011	2,000	4.910	01/11/2004
02/28/2011	1,000	4.460	02/28/2004
03/08/2011	2,000	4.820	03/08/2004
05/02/2011	2,000	4.720	04/30/2004
11/28/2011	1,000	4.020	11/28/2004
03/19/2012	2,000	4.410	03/18/2005
02/05/2004*	1,000	1.270	*
05/14/2004*	2,000	1.220	*
06/15/2004*	1,000	1.150	*
04/18/2005*	2,000	1.186	*
05/02/2005*	2,000	1.230	*
06/15/2005*	2,000	1.203	*
07/12/2005*	2,000	1.100	*
07/15/2005*	1,000	1.190	*
08/30/2005*	1,000	1.190	*
10/31/2005*	1,000	1.261	*
03/06/2006*	1,000	1.140	*
05/23/2007*	1,500	1.350	*
Total	$35,500		

*These borrowings are non-callable but retain a monthly or quarterly repricing frequency to the current 1-month or 3-month LIBOR rate plus or minus 0 to 18 basis points. The interest on these borrowings is calculated on an actual/360-day basis and is payable monthly or quarterly to the Federal Home Loan Bank depending on the repricing frequency.

Monthly Amortizing Fixed Rate Advances

Maturity Date	Balance at December 31, 2003	Interest Rate as of December 31, 2003
10/28/2005	$ 124	5.228%
10/28/2008	112	5.436
Total	$ 236	

These borrowings call for monthly payments of principal and interest of approximately $8,000 per month. Interest on these advances is calculated on a 30/360 day basis.

At December 31, 2003 and 2002, the subsidiary Bank had available lines of credit with correspondent banks and the Federal Home Loan Bank of $124,451,000 and $123,291,000, respectively. Advances on these lines are secured by the subsidiary Bank's real estate mortgages, investment securities, available-for-sale securities and Federal Home Loan Bank stock. At December 31, 2003 and 2002, advances outstanding on these lines with the Federal Home Loan Bank were $35,736,000 and $39,119,000, respectively.

Note 11: EMPLOYEE BENEFIT PLANS

Pension Plan - The subsidiary Bank is a member of the New York State Bankers Retirement System (the "System") and offers a non-contributory defined benefit retirement plan to substantially all full-time employees. Benefit payments to retired employees are based upon their length of service and percentages of average compensation during the final three to five years of employment. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

The following table sets forth the plan's funded status as of a September 30 measurement date, and the amounts recognized in the accompanying consolidated financial statements (dollars in thousands).

Change in projected benefit obligation:	2003	2002
Projected benefit obligation at beginning of year	$5,079	$4,115
Service cost	231	200
Interest cost	311	271
Benefits paid	(218)	(213)
Expenses paid	(30)	(32)
Assumption changes and other	(16)	738
Projected benefit obligation at end of year	5,357	5,079
Change in plan assets:		
Fair value of plan assets at beginning of year	3,622	4,078
Actual return/(loss) on plan assets	636	(211)
Employer contribution	137	—
Benefits paid	(218)	(213)
Expenses paid	(30)	(32)
Fair value of plan assets at end of year	4,147	3,622
Funded status	(1,210)	(1,457)
Unrecognized net actuarial loss	1,545	1,989
Unrecognized prior service cost	264	281
Unrecognized transition asset	(1)	(1)
Net amount recognized	$598	$812
Amounts recognized in the consolidated statements of condition consist of:		
Prepaid pension cost	$598	$812
Additional minimum liability	(1,222)	(1,565)
Intangible asset	264	281
Accumulated other comprehensive loss (pre-tax basis)	958	1,284
Prepaid pension cost	$598	$812

The following assumptions were used to determine projected benefit obligations as of September 30:

	2003	2002
Discount rate	**5.75%**	6.25%
Rate of compensation increase	**3.00**	4.00

Components of net periodic pension cost:	2003	2002	2001
Service cost	**$231**	$200	$171
Interest cost	**311**	271	264
Expected return on plan assets	**(302)**	(344)	(375)
Amortization of loss from earlier periods	**95**	31	—
Amortization of unrecognized prior service cost	**17**	6	(2)
Amortization of unrecognized transition asset	**(1)**	(1)	(1)
Net periodic pension cost	**$351**	$163	$57

The following assumptions were used to determine net periodic benefit cost for the years ended September 30:	2003	2002	2001
Discount rate	**6.25%**	6.75%	7.75%
Expected return on plan assets	**8.00**	8.50	8.50
Rate of compensation increase	**4.00**	4.00	4.50

Plan Assets:

The asset allocation of the pension plan at September 30 was as follows:

	2003	2002
Equity securities	**59.7%**	55.3%
Debt securities	**34.5**	36.3
Other	**5.8**	8.4
Total	**100.0%**	100.0%

Investment Policies

The New York State Bankers Retirement System (the "System") was established in 1938 to provide for the payment of benefits to employees of participating banks. The System is overseen by a Board of Trustees who meet quarterly and set the investment policy guidelines. The System utilizes two investment management firms (which will be referred to as Firm I and Firm II), each investing approximately 50% of the total portfolio. The System's investment objective is to exceed the investment benchmarks in each asset category. Each firm operates under a separate written investment policy approved by the Trustees and designed to achieve an allocation approximating 60% invested in equity securities and 40% invested in debt securities. Each Firm reports at least quarterly to the Investment Committee and semi-annually to the Board.

Equities: The target allocation percentage for equity securities is 60% but may vary from 50%-70% at the investment manager's discretion. Firm I is employed for its expertise as a Value Manager. It is allowed to invest a certain amount of the equity portfolio under its management in international securities and to hedge the international securities so as to protect against currency devaluations. The equities managed by Firm II are in a commingled Large Cap Equity Fund. The Fund is invested in a diversified portfolio of common or capital stocks, or bonds, debentures, notes, or preferred stocks convertible into common or capital stocks, or in other types of equity investments whether foreign or domestic. Short-term obligations of the U.S. Government or other short-term investments may be purchased and held pending the selection and purchase of suitable investments which meet the guidelines above. Investments may include units of participation in any Fund established within this Fund which consists of assets of the nature described in the preceding paragraph.

Fixed Income: For both investment portfolios, the target allocation percentage for debt securities is 40% but may vary from 30%-50% at the investment manager's discretion. The Fixed Income Portfolio managed by Firm I operates with guidelines relating to types of debt securities, quality ratings, maturities, and maximum single and sector allocations. The portfolio may trade foreign currencies in both spot and forward markets to effect securities transactions and to hedge underlying asset positions. The purchase and sale of bond indices and short-term securities is permitted, however purchases may not be used to leverage the portfolio. Currency transactions may only be used to hedge 0-100% of currency exposure of foreign securities. The Fixed Income managed by Firm II is in a commingled Fixed Income Fund. This style of fixed income management focuses on high quality securities drawn from various market sectors, including U.S. treasuries and government sponsored agencies, sovereigns, supranationals, residential Mortgage Backed Securities (MBS), corporates, Commercial Mortgage Backed Securities (CMBS), Asset Backed Securities (ABS), and municipals as set forth in its guidelines and the System's investment policy.

Expected Long-Term Rate-of-Return

The expected long-term rate-of-return on plan assets reflects long-term earnings expectations on existing plan assets and those contributions expected to be received during the current plan year. In estimating that rate, appropriate consideration was given to historical returns earned by plan assets in the fund and the rates of return expected to be available for reinvestment. Average rates of return over the past 1, 3, 5 and 10 year periods were determined and subsequently adjusted to reflect current capital market assumptions and changes in investment allocations.

The subsidiary Bank has a Supplemental Executive Retirement Plan for key management personnel. The subsidiary Bank's expense for the years ended December 31, 2003, 2002 and 2001 was approximately $62,000, $60,000 and $58,000, respectively.

The subsidiary Bank has also established a Supplemental Life Insurance Plan/Split Dollar for all officers, vice president and above, with at least ten years of service to the Company. Under the terms of this plan, upon the death of a participant, the beneficiary receives an amount equal to three times the final year's salary of the participant. The subsidiary Bank has invested approximately $5.1 million for this coverage and is receiving an annual tax free return. The cash surrender value of the bank-owned life insurance is included in other assets and was approximately $6.0 million and $5.8 million as of December 31, 2003 and December 31, 2002, respectively.

Profit Sharing Plan - The subsidiary Bank has a non-contributory profit sharing plan under which contributions are made by the subsidiary Bank to a separate trust for the benefit of the subsidiary Bank's participating employees. Annual contributions to the plan are determined by the board of directors of the subsidiary Bank. Contributions are accrued during the year and are distributed on December 31 of each year. The subsidiary Bank's contribution to the plan for 2003, 2002 and 2001 was $156,000, $152,000 and $146,000, respectively.

Other than certain life insurance benefits which are provided to a closed group of retirees, the Company does not provide post-retirement benefits to employees. The costs associated with the life insurance to the closed group of retirees is not significant in 2003, 2002 or 2001.

Note 12: STOCK BASED COMPENSATION

A summary of the status of the Company's stock option plans as of December 31, 2003, 2002 and 2001 and changes during the years then ended is presented below:

	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options:						
Outstanding at beginning of year	247,761	$26.11	231,258	$25.32	232,115	$23.83
Granted	41,800	25.75	40,550	29.43	35,850	32.50
Exercised	(9,334)	19.51	(22,047)	23.35	(34,968)	22.72
Cancelled	(2,357)	26.97	(2,000)	32.50	(1,739)	26.25
Outstanding at year-end	277,870	26.27	247,761	26.11	231,258	25.32
Exercisable at year-end	206,595	$25.93	185,657	$25.08	181,163	$24.70

The following table summarizes information about the Company's stock options at December 31, 2003:

Exercise Price	Outstanding	Weighted Average Remaining Contract Life	Exercisable
$25.75	41,800	9.5 years	—
29.43	39,300	8.5 years	9,825
32.50	33,850	7.5 years	33,850
26.25	103,090	5.3 years	103,090
23.67	41,493	4.8 years	41,493
15.22	18,337	4.7 years	18,337
	277,870		206,595

Note 13: INCOME TAXES

The following is a summary of the components of income tax expense for the years ended December 31 (in thousands):

	2003	2002	2001
Current tax expense:			
Federal	$866	$1,861	$1,567
State	76	264	210
Total current tax expense	942	2,125	1,777
Deferred tax expense (benefit):			
Federal	150	(249)	26
State	36	(59)	6
Total deferred tax expense (benefit)	186	(308)	32
Provision for income taxes	$1,128	$1,817	$1,809

The provision for income taxes is less than the amount computed by applying the U.S. Federal income tax rate of 34% to income before taxes as follows (in thousands):

	2003		2002		2001	
	Amount	% of Pretax Income	Amount	% of Pretax Income	Amount	% of Pretax Income
Tax expense at statutory rate	$1,626	34.0%	$2,193	34.0%	$1,986	34.0%
Increase (decrease) resulting from:						
Tax-exempt interest income	(525)	(11.0)	(533)	(8.2)	(506)	(8.7)
State tax expense, net of federal deductions	72	1.5	135	2.1	140	2.4
Interest expense incurred to carry tax-exempt bonds	37	0.8	47	0.7	63	1.1
Amortization of goodwill	—	—	—	—	129	2.2
Other	(82)	(1.7)	(25)	(0.4)	(3)	—
Provision for income taxes	$1,128	23.6%	$1,817	28.2%	$1,809	31.0%

Significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, are as follows (in thousands):

	2003	2002
Deferred tax assets:		
Allowance for loan losses	$942	$1,201
Director's deferred compensation	10	9
Accrued pension liability	192	168
Purchase accounting adjustments	29	32
Covenant not to compete	74	55
Loan fees	10	15
Total gross deferred tax assets	1,257	1,480
Deferred tax liabilities:		
Premises and equipment, primarily due to accelerated depreciation	(52)	(54)
Securities discount accretion	(87)	(68)
Prepaid pension cost	(327)	(370)
Purchase accounting adjustments	(153)	(164)
Total gross deferred tax liabilities	(619)	(656)
Net deferred tax asset end of year	638	824
Net deferred tax asset beginning of year	824	516
Deferred tax expense/(benefit)	$186	($308)

In addition to the deferred tax assets and liabilities described above, the Company also has a deferred tax liability of $996,000 at December 31, 2003 related to the unrealized gain on securities available for sale as of December 31, 2003 and a deferred tax asset of $373,000 related to the recognition of a minimum pension liability as of December 31, 2003. The Company had a deferred tax liability of $1,329,000 at December 31, 2002 related to the unrealized gain on securities available for sale as of December 31, 2002 and a deferred tax asset of $500,000 related to the recognition of a minimum pension liability as of December 31, 2002.

Deferred tax assets are recognized subject to management's judgement that realization is more likely than not. In considering if it is more likely than not that some or all of the deferred tax assets will not be realized, the Company considers temporary taxable differences, historical taxes and future taxable income. Based primarily on the sufficiency of historical taxable income, management believes it is more likely than not that the remaining net deferred tax asset at December 31, 2003 and 2002 will be realized.

Note 14: COMPREHENSIVE INCOME/(LOSS)

Comprehensive income/(loss) represents the sum of net income and items of "other comprehensive income" which are reported directly in stockholders' equity, such as the net unrealized gain or loss on securities available for sale and minimum pension liability adjustments. The Company has reported its comprehensive income or loss for 2003, 2002 and 2001 in the consolidated statements of changes in stockholders' equity.

The Company's other comprehensive income consisted of the following components for the years ended December 31 (in thousands):

	2003	2002	2001
Net unrealized holding (losses)/gains arising during the year, net of taxes of $321 in 2003, ($1,034) in 2002 and ($333) in 2001	**$(504)**	$1,621	$522
Reclassification adjustment for net realized gains included in income, net of taxes of $12 in 2003, $12 in 2002 and $0 in 2001	**(18)**	(19)	—
Minimum pension liability adjustment, net of taxes of ($127) in 2003, $500 in 2002 and $0 in 2001	**198**	(784)	—
Other comprehensive (loss)/income	**($324)**	$818	$522

Note 15: COMMITMENTS AND CONTINGENT LIABILITIES

Various commitments and contingent liabilities arise in the normal conduct of the subsidiary Bank's business that include certain financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit, unused lines of credit, standby letters of credit and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated statements of financial condition. The contract amounts of those instruments reflect the extent of involvement the subsidiary Bank has in particular classes of financial instruments. The subsidiary Bank's exposure to credit loss in the event of nonperformance by the other party to the commitments to extend credit, unused lines of credit, standby letters of credit and commercial letters of credit are represented by the contractual notional amount of those instruments. The subsidiary Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments.

Contract amounts of financial instruments that represent credit risk as of December 31, 2003 and 2002 at fixed and variable rates are as follows (in thousands):

	2003		
Commitment and unused lines of credit:	Fixed	Variable	Total
Home equity loans	$—	$4,528	$4,528
Commercial loans	3,311	12,595	15,906
Overdraft loans	1,354	—	1,354
Mortgage loans	2,596	—	2,596
	7,261	17,123	24,384
Standby letters of credit	—	191	191
Total commitments	$7,261	$17,314	$24,575

	2002		
Commitment and unused lines of credit:	Fixed	Variable	Total
Home equity loans	$—	$4,516	$4,516
Commercial loans	1,024	15,994	17,018
Overdraft loans	1,377	—	1,377
Mortgage loans	1,379	—	1,379
	3,780	20,510	24,290
Standby letters of credit	—	261	261
Total commitments	$3,780	$20,771	$24,551

Commitments to extend credit and unused lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The subsidiary Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral, if any, required by the subsidiary Bank upon the extension of credit is based on management's credit evaluation of the customer. Mortgage and home equity loan commitments are secured by a lien on real estate. Collateral on extensions of credit for commercial loans varies but may include accounts receivable, inventory, property, plant and equipment, and income producing property.

FASB Interpretation No. 45 (FIN No. 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others; an Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34", requires certain disclosures and liability-recognition for the fair value at issuance of guarantees that fall within its scope. Under FIN No. 45, the Company does not issue any guarantees that would require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $191,000 and $261,000 at December 31, 2003 and 2002, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of twelve months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2003 and 2002 were insignificant.

The Company and its subsidiaries may, from time to time, be defendants in legal proceedings relating to the conduct of their business. In the best judgments of management, the consolidated financial position of the Company and its subsidiaries would not be affected materially by the outcome of any pending legal proceedings.

Note 16: REGULATORY CAPITAL REQUIREMENTS

National banks are required to maintain minimum levels of regulatory capital in accordance with regulations of the Office of the Comptroller of the Currency ("OCC"). The Federal Reserve Board ("FRB") imposes similar requirements for consolidated capital of bank holding companies. The OCC and FRB regulations require a minimum leverage ratio of Tier 1 capital to total adjusted average assets of 3.0% to 4.0% depending on the institution and minimum ratios of Tier 1 and total capital to risk-weighted assets of 4.0% and 8.0%, respectively.

Under its prompt corrective action regulations, the OCC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized bank. Such actions could have a direct material effect on a bank's financial statements. The regulations establish a framework for the classification of banks into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, a bank is considered well capitalized if it has a leverage (Tier 1) capital ratio of at least 5.0% (based on total adjusted average assets); a Tier 1 risk-based capital ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%.

The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgements by the regulators about capital components, risk weightings and other factors.

As of December 31, 2003 and 2002, the Company and the subsidiary Bank met all capital adequacy requirements to which they are subject. Further, the most recent OCC notification categorized the subsidiary Bank as a well-capitalized bank under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the subsidiary Bank's capital classification.

The following is a summary of the actual capital amounts and ratios as of December 31, 2003 and 2002 for the Company (consolidated) and the subsidiary Bank (in thousands):

	2003		2002	
	Amount	Ratio	Amount	Ratio
Consolidated				
Leverage (Tier 1) capital	$32,589	8.3%	$30,619	7.9%
Risk-based capital:				
Tier 1	32,589	16.2	30,619	14.9
Total	35,117	17.5	33,266	16.2
Subsidiary Bank				
Leverage (Tier 1) capital	$30,464	7.8%	$28,995	7.5%
Risk-based capital:				
Tier 1	30,464	15.2	28,995	14.1
Total	32,914	16.4	31,620	15.3

Note 17: PARENT COMPANY ONLY FINANCIAL INFORMATION

The following presents the financial condition of the Parent Company as of December 31, 2003 and 2002 and the results of its operations and cash flows for the years ended December 31, 2003, 2002 and 2001 (in thousands):

CONDENSED STATEMENTS OF CONDITION (Parent only)

	At December 31, 2003	2002
ASSETS		
Cash	$513	$392
Securities available for sale, at fair value	285	169
Investment in subsidiaries	37,311	36,346
Total assets	$38,109	$36,907
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deferred taxes payable - FASB No. 115	$69	$23
Total liabilities	69	23
STOCKHOLDERS' EQUITY		
Common stock	$6,004	$6,004
Surplus	4,418	4,418
Undivided profits	32,353	30,517
Treasury stock, at cost	(5,710)	(5,354)
Accumulated other comprehensive income	975	1,299
Total stockholders' equity	38,040	36,884
Total liabilities and stockholders' equity	$38,109	$36,907

CONDENSED STATEMENTS OF INCOME (Parent only)

	Years ended December 31,		
Income	**2003**	2002	2001
Dividends from subsidiaries	**$2,300**	$3,312	$4,025
Dividends on securities available for sale	**8**	6	6
Total dividend income	**2,308**	3,318	4,031
Expenses			
Other expense	**19**	38	49
Total expenses	**19**	38	49
Income before income taxes and equity in undistributed net income of subsidiaries	**2,289**	3,280	3,982
Income tax benefit	**5**	13	17
Income before equity in undistributed net income of subsidiaries	**2,294**	3,293	3,999
Equity in undistributed net income of subsidiaries	**1,359**	1,339	33
Net income	**$3,653**	$4,632	$4,032

CONDENSED STATEMENTS OF CASH FLOWS (Parent only)

	Years ended December 31,		
Cash flows from operating activities:	**2003**	2002	2001
Net income	**$3,653**	$4,632	$4,032
Decrease/(increase) in other assets	—	—	30
(Decrease)/increase in other liabilities	—	—	(6)
(Equity in)/distributions in excess of undistributed net income	**(1,359)**	(1,339)	(33)
Net cash provided by operating activities	**2,294**	3,293	4,023
Cash flows from financing activities:			
Proceeds from the sale of treasury stock	**513**	908	1,003
Treasury stock purchased	**(1,001)**	(2,544)	(3,381)
Cash dividends paid on common stock	**(1,685)**	(1,579)	(1,520)
Net cash used by financing activities	**(2,173)**	(3,215)	(3,898)
Net increase in cash	**121**	78	125
Cash beginning of period	**392**	314	189
Cash end of period	**$513**	$392	$314

Note 18: DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the subsidiary Bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the subsidiary Bank's financial instruments, fair value estimates are based on judgments regarding future expected net cash flows, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include the net deferred tax asset and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates of fair value. In addition, there are significant intangible assets that the fair value estimates do not recognize, such as the value of "core deposits", the subsidiary Bank's branch network, trust relationships and other items generally referred to as "goodwill".

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

Cash and Cash Equivalents

For these short-term instruments, carrying value approximates fair value.

Securities Available for Sale & Investment Securities

The fair value of securities available for sale and investment securities, except certain state and municipal securities, is estimated on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued. The estimated fair value of stock in the Federal Reserve Bank and Federal Home Loan Bank is assumed to be its cost given the lack of a public market for these investments and the historical experience that these securities are redeemed at cost.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, consumer, and real estate. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and non-performing categories.

The fair value of performing loans is calculated by discounting scheduled cash flows through the contractual estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the term of the loans to maturity, adjusted for estimated prepayments.

Fair value for non-performing loans is based on recent external appraisals and discounting of cash flows. Estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

Accrued Interest Receivable

For accrued interest receivable, a short-term instrument, carrying value approximates fair value.

Deposit Liabilities

The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings, NOW accounts and money market accounts is estimated to be the amount payable on demand. The fair value of certificates and time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. These fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Securities Sold Under Agreements to Repurchase

For those short-term instruments that mature in one to ninety days, carrying value approximates fair value. For those instruments that mature in more than ninety days, the fixed borrowing rate is compared to rates for similar advances and a premium or discount is calculated.

Notes Payable - Federal Home Loan Bank

For these instruments that mature in more than ninety days the current borrowing rate is compared to rates for similar advances and a premium or discount is calculated.

Accrued Interest Payable

For accrued interest payable, a short-term instrument, carrying value approximates fair value.

Commitments to Extend Credit, Standby and Commercial Letters of Credit, and Financial Guarantees Written

The fair value of commitments to extend credit and unused lines of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of financial guarantees written and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. Fees, such as these are not a major part of the subsidiary Bank's business. Therefore, carrying value approximates fair value and the amounts are not significant.

Financial Instruments

The estimated fair values of the Company's financial instruments at December 31 are as follows (in thousands):

	2003		2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:				
Cash and cash equivalents	$31,390	$31,390	$34,660	$34,660
Securities available for sale*	166,240	166,240	147,380	147,380
Investment securities	9,711	10,030	9,569	9,975
Loans (net of unearned income)	171,230	173,260	186,264	188,493
Less allowance for loan losses	2,418	—	3,083	—
Net loans	168,812	173,260	183,181	188,493
Accrued interest receivable	1,809	1,809	1,801	1,801
Financial Liabilities:				
Deposits				
Non-interest bearing demand	$30,386	$30,386	$27,827	$27,827
Savings, NOW and money market	160,736	160,736	152,469	152,469
Certificates of deposit and other time	117,125	118,292	120,320	122,080
Total deposits	308,247	309,414	300,616	302,376
Securities sold under agreements to repurchase	12,124	11,916	13,570	13,918
Notes Payable - FHLB	35,736	35,679	39,119	39,470
Accrued interest payable	280	280	326	326

*Includes investments required for membership in FRB and FHLB.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
CNB Bancorp, Inc.:

We have audited the accompanying consolidated statements of condition of CNB Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Bancorp, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Albany, New York
January 30, 2004

UNAUDITED INTERIM FINANCIAL INFORMATION
(In thousands, except per share data)

The following is a summary of unaudited quarterly financial information for each quarter of 2003 and 2002.

	THREE MONTHS ENDED			
	March 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
Total interest and dividend income	$5,170	$4,981	$4,749	$4,805
Total interest expense	1,816	1,761	1,612	1,527
Net interest income	3,354	3,220	3,137	3,278
Provision for loan losses	385	135	135	635
Noninterest income	712	525	615	462
Noninterest expense	2,202	2,299	2,294	2,437
Income before income taxes	1,479	1,311	1,323	668
Provision for income taxes	396	329	325	78
Net income	$1,083	$982	$998	$590
Earnings per share:				
Basic	$0.49	$0.44	$0.45	$0.27
Diluted	0.49	0.44	0.45	0.27

	THREE MONTHS ENDED			
	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002
Total interest and dividend income	$5,619	$5,588	$5,539	$5,300
Total interest expense	2,109	2,118	2,093	1,980
Net interest income	3,510	3,470	3,446	3,320
Provision for loan losses	310	225	355	275
Noninterest income	700	482	634	471
Noninterest expense	2,069	2,143	2,007	2,200
Income before income taxes	1,831	1,584	1,718	1,316
Provision for income taxes	550	453	494	320
Net income	$1,281	$1,131	$1,224	$996
Earnings per share:				
Basic	$0.56	$0.50	$0.54	$0.45
Diluted	0.55	0.49	0.54	0.44

DESCRIPTION OF BUSINESS

CNB Bancorp, Inc., a New York corporation, organized in 1988, is a registered financial holding company headquartered in Gloversville, New York. Its wholly-owned subsidiary, City National Bank and Trust Company, was organized in 1887 and is also headquartered in Gloversville, New York, with five branches located in the county of Fulton and one branch located in the county of Saratoga. The subsidiary Bank is a full service commercial bank that offers a broad range of demand and time deposits; consumer, mortgage, and commercial loans; and trust and investment services. The subsidiary Bank is a member of the Federal Deposit Insurance Corporation and the Federal Reserve System and is subject to regulation and supervision of the Federal Reserve Bank and the Office of the Comptroller of the Currency. On July 1, 2000, CNB Bancorp, Inc. acquired another wholly-owned subsidiary, Hathaway Agency, Inc., which was organized in 1915 and is also headquartered in Gloversville, New York. The subsidiary Insurance Agency specializes in commercial, industrial and not-for-profit businesses, as well as insuring personal automobiles and homes primarily in Fulton County. The insurance agency is under the supervision of the New York State Insurance Department.

MARKET AND DIVIDEND INFORMATION CNB BANCORP, INC.

The common capital stock - $2.50 par value is the only registered security of the Company and is inactively traded. The range of prices of this security known to management based on records of the Company and as supplied by Ryan, Beck and Co. on a quarterly basis and the quarterly cash dividends paid for the most recent two years are shown below:

	2003			
	High	Low	Close	Dividend Paid
First Quarter	$26.50	$23.31	$23.95	$ .19
Second Quarter	26.05	22.20	25.75	.19
Third Quarter	29.00	25.50	27.25	.19
Fourth Quarter	27.50	25.60	25.60	.19
Number of shareholders on December 31		697		

	2002			
	High	Low	Close	Dividend Paid
First Quarter	$33.50	$29.50	$32.50	$ .17
Second Quarter	33.30	29.85	29.90	.17
Third Quarter	29.90	26.70	27.00	.18
Fourth Quarter	28.00	23.50	26.50	.18
Number of shareholders on December 31		693		

A copy of Form 10K (Annual Report) for 2003, filed with the Securities and Exchange Commission by the Company, is available to shareholders free of charge by written request to:

George A. Morgan, Vice President and Secretary
CNB Bancorp, Inc., 10-24 N. Main Street, P.O. Box 873, Gloversville, NY 12078

CITY NATIONAL BANK & TRUST COMPANY

ADMINISTRATION

WILLIAM N. SMITH .... CHAIRMAN OF THE BOARD AND PRESIDENT
GEORGE A. MORGAN .... EXECUTIVE VICE-PRESIDENT, CASHIER, AND TRUST OFFICER

COMPLIANCE

GEORGE E. DOHERTY .... SENIOR VICE-PRESIDENT

FINANCE

MICHAEL J. FRANK .... VICE-PRESIDENT AND COMPTROLLER

HUMAN RESOURCES

DEBORAH A. BRANDIS .... VICE-PRESIDENT
CAROLE A. GOTTUNG .... TRAINING OFFICER

LENDING

MICHAEL J. PEPE .... SENIOR VICE-PRESIDENT
BILL ARGOTSINGER .... VICE-PRESIDENT
ROBERT A. GRUGLE .... VICE-PRESIDENT
HENRI LANGEVIN .... VICE-PRESIDENT
MICHAEL G. LISKY .... VICE-PRESIDENT
GARY R. CANFIELD .... ASSISTANT VICE-PRESIDENT
MARY E. IANNOTTI .... ASSISTANT VICE-PRESIDENT
NANCY E. LUEY .... ASSISTANT VICE-PRESIDENT

MARKETING

LAWRENCE D. PECK .... VICE-PRESIDENT

OPERATIONS

RONALD J. BRADT .... SENIOR VICE-PRESIDENT
DENISE L. CERASIA .... VICE-PRESIDENT
PAULA K. TUCKER .... SYSTEMS OFFICER

TECHNOLOGY

L. RANDY MARSICANO .... VICE-PRESIDENT

TRUST

DEBORAH M. BUCK .... TRUST OFFICER

INVESTMENT SERVICES

RICHARD DIXON .... FINANCIAL SERVICES OFFICER

AUDIT

BRIAN R. SEELEY .... AUDITOR

BRANCH OFFICES

ELIZABETH J. SIMONDS .... VICE-PRESIDENT AND BRANCH ADMINISTRATOR

GLOVERSVILLE - NORTH MAIN STREET

DEBRA ELLSWORTH .... AVP, MANAGER

GLOVERSVILLE - FIFTH AVENUE

ROSEANN LAURIA .... AVP, MANAGER
DENISE HLADIK .... BRANCH OFFICER

NORTHVILLE

CONSTANCE A. ROBINSON .... AVP, MANAGER
KAREN SCHERMERHORN .... BRANCH OFFICER

GLOVERSVILLE - FREMONT STREET

NANCY RUPERT .... BRANCH OFFICER

JOHNSTOWN

TAMMY L. WARNER .... AVP, MANAGER
TAMMY MALAGISI .... BRANCH OFFICER

PERTH

AMY PRAUGHT .... AVP, MANAGER

SARATOGA

PETER E. BROWN .... AVP, MANAGER

City National Bank
and Trust Company

BANKING OFFICES:

MAIN OFFICE

10-24 North Main Street
Gloversville, NY 12078

TRUST AND INVESTMENT SERVICES

52 North Main Street
Gloversville, NY 12078

FREMONT STREET DRIVE-UP OFFICE

Gloversville, NY 12078

FIFTH AVENUE OFFICE

185 Fifth Avenue
Gloversville, NY 12078

JOHNSTOWN OFFICE

142 North Comrie Avenue
Johnstown, NY 12095

NORTHVILLE OFFICE

312 Bridge Street
Northville, NY 12134

PERTH OFFICE

4178 State Highway 30
Town of Perth
Amsterdam, NY 12010

SARATOGA SPRINGS OFFICE

295 Broadway
Saratoga Springs, NY 12866

OTHER ATMs LOCATED

Nathan Littauer Hospital, Gloversville
Holiday Inn, Johnstown